STATEMENT OF INVESTMENTS

Dreyfus Liquid Assets, Inc.

September 30, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--17.4%	Principal Amount ($)	Value ($)
Bank of America N.A.		
5.32%, 3/21/07	200,000,000 a	200,000,000
Citibank (South Dakota) N.A., Sioux Falls		
5.33%, 12/5/06	100,000,000	100,000,891
First Tennessee Bank N.A. Memphis		
5.30% - 5.34%, 11/27/06 - 12/26/06	250,000,000	250,000,000
Union Bank of California, N.A.		
5.37%, 10/3/06	200,000,000	200,000,000
Washington Mutual Bank		
5.32%, 10/3/06	100,000,000	100,000,267
Wilmington Trust Co., DE		
5.40% - 5.47%, 10/6/06 - 3/19/07	100,000,000	100,000,144
Total Negotiable Bank Certificates of Deposit		
(cost $950,001,302)		**950,001,302**
Commercial Paper--69.5%		
AIG Funding Inc.		
5.26%, 10/26/06	1,400,000	1,394,910
American Express Company		
5.27%, 11/1/06	1,300,000	1,294,134
Amstel Funding Corp.		
5.33% - 5.47%, 10/13/06 - 12/8/06	79,557,000 b	79,054,135
Aquinas Funding LLC		
5.35%, 11/29/06	40,553,000 b	40,202,081
Atlantis One Funding Corp.		
5.26% - 5.38%, 10/5/06 - 3/15/07	169,795,000 b	166,887,085
Bank of America N.A.		
5.27%, 10/27/06	1,100,000	1,095,829
Barclays U.S. Funding Corp.		
5.30% - 5.42%, 10/10/06 - 12/27/06	260,000,000	258,598,596
Bear Stearns Cos. Inc.		
5.38%, 3/20/07	10,000,000	9,752,556
Beethoven Funding Corp.		
5.28% - 5.31%, 10/13/06 - 11/21/06	86,704,000 b	86,061,558
Beta Finance Inc.		
5.38%, 3/19/07	17,000,000 b	16,581,819
Bryant Park Funding LLC		
5.43%, 10/23/06	50,130,000 b	49,965,796
CAFCO LLC		
5.27% - 5.33%, 10/23/06 - 12/7/06	51,400,000 b	50,906,036
Canadian Imperial Bank of Commerce		
5.32%, 10/10/06	20,000,000	19,973,650
CC (USA) Inc.		
5.35% - 5.45%, 10/10/06 - 11/29/06	110,800,000 b	110,431,724
CHARTA LLC		
5.33% - 5.37%, 10/3/06 - 12/5/06	74,924,000 b	74,441,772
CIESCO LLC		

5.28% - 5.33%, 10/17/06 - 12/6/06	127,685,000 b	126,476,046
Citigroup Funding Inc.		
5.32%, 10/10/06	150,000,000	149,802,188
Concord Minutemen Capital Co. LLC		
5.37% - 5.46%, 10/6/06 - 3/12/07	245,774,000 b	243,482,759
CRC Funding LLC		
5.33% - 5.34%, 12/4/06 - 12/5/06	230,000,000 b	227,843,083
Credit Suisse (USA) Inc.		
5.26%, 10/10/06	1,000,000	998,687
Crown Point Capital Co. LLC		
5.47%, 10/11/06	34,729,000 b	34,676,955
Cullinan Finance Ltd.		
5.38%, 3/13/07	106,947,000 b	104,410,981
Danske Corp., Delaware		
5.27%, 10/18/06	1,200,000	1,197,025
Deutsche Bank Financial LLC		
5.34%, 10/2/06	75,000,000	74,988,875
Dexia Delaware LLC		
5.25%, 10/13/06	646,000	644,872
Falcon Asset Securitization Corp.		
5.27%, 10/13/06	1,400,000 b	1,397,545
FCAR Owner Trust, Ser. I		
5.35% - 5.38%, 11/15/06 - 3/14/07	265,000,000	263,053,549
Gemini Securitization Corp., LLC		
5.34% - 5.40%, 10/4/06 - 12/1/06	80,000,000 b	79,540,139
General Electric Capital Corp.		
5.34%, 11/21/06	100,000,000	99,253,417
General Electric Co.		
5.28%, 10/31/06	1,400,000	1,393,875
Govco Inc.		
5.33% - 5.35%, 11/27/06 - 12/12/06	110,000,000 b	108,953,493
Grampian Funding Ltd.		
5.45%, 10/25/06	140,000,000 b	139,498,800
HSBC Finance Corporation		
5.26%, 10/19/06	1,300,000	1,296,594
ING America Insurance Holdings Inc.		
5.46%, 10/12/06	33,000,000	32,945,651
K2 (USA) LLC		
5.33% - 5.47%, 10/13/06 - 12/4/06	86,700,000 b	86,166,507
Mane Funding Corp.		
5.35%, 11/28/06	138,541,000 b	137,362,478
Merrill Lynch & Co. Inc.		
5.24%, 10/30/06	1,300,000	1,294,544
Old Line Funding LLC		
5.28%, 10/16/06	1,400,000 b	1,396,932
Premier Asset Collateralized Entity LLC		
5.35%, 11/20/06	40,000,000 b	39,706,667
Prudential Funding LLC		
5.25%, 10/11/06	1,200,000	1,198,253
Sanpaolo IMI U.S. Financial Co.		
5.33%, 12/1/06	200,000,000	198,217,444
Sigma Finance Inc.		

5.46%, 10/11/06 - 10/12/06	150,000,000 b	149,764,188
Societe Generale N.A. Inc.		
5.33% - 5.38%, 12/8/06 - 3/15/07	238,000,000	234,230,822
Thames Asset Global Securitization No 1 Inc.		
5.38%, 10/4/06	11,045,000 b	11,040,094
Total Capital S.A.		
5.27%, 11/16/06	1,200,000 b	1,191,981
Toyota Motor Credit Corp.		
5.22% - 5.33%, 10/10/06 - 11/29/06	201,000,000 b	199,274,586
UBS Finance Delaware LLC		
5.28%, 10/24/06	1,400,000	1,395,298
Unicredit Delaware Inc.		
5.34%, 11/21/06	80,000,000	79,402,733
Windmill Funding Corp.		
5.28%, 11/2/06	1,202,000 b	1,196,391
Total Commercial Paper		
(cost $3,801,335,133)		**3,801,335,133**

Corporate Notes--7.3%

Bank of America N.A.		
5.29%, 5/25/07	25,000,000 a	25,000,000
Harrier Finance Funding Ltd.		
5.32%, 11/15/06 - 5/18/07	225,000,000 a,b	224,994,212
Morgan Stanley		
5.35%, 10/3/06	150,000,000 a	150,000,000
Total Corporate Notes		
(cost $399,994,212)		**399,994,212**

Promissory Note--3.2%

Goldman Sachs Group Inc.		
5.52%, 10/2/06		
(cost $175,000,000)	175,000,000	**175,000,000**

U.S. Government Agencies--.0%

Federal National Mortgage Association		
5.17%, 10/25/06		
(cost $1,295,537)	1,300,000	**1,295,537**

Time Deposits--2.9%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.35%, 10/2/06		
(cost $157,000,000)	157,000,000	**157,000,000**
Total Investments (cost $5,484,626,184)	**100.3%**	**5,484,626,184**
Liabilities, Less Cash and Receivables	**(.3%)**	**(14,262,318)**
Net Assets	**100.0%**	**5,470,363,866**

a   Variable rate security--interest rate subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities
     amounted to $2,592,905,843 or 47.4% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.